FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of            July                                                                                       , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F      X     Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          No     X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date July 28, 2009	By /s/ Masashiro Kobayashi
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1. CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2009

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND
THE FIRST HALF ENDED JUNE 30, 2009
July 28, 2009
CONSOLIDATED RESULTS FOR THE SECOND QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Net sales	¥793,785	¥1,105,894	-	28.2	$8,268,594
Operating profit	44,906	160,153	-	72.0	467,771
Income before income taxes	35,492	172,603	-	79.4	369,708
Net income attributable to Canon Inc.	¥15,605	¥107,841	-	85.5	$162,552

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥12.64	¥85.52	-	85.2	$0.13
- Diluted	12.64	85.51	-	85.2	0.13

CONSOLIDATED RESULTS FOR THE FIRST HALF

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Six months	Six months			Six months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	June 30, 2009	June 30, 2008			June 30, 2009	2009
Net sales	¥1,480,819	¥2,113,432	-	29.9	$15,425,198	¥3,200,000	-	21.8
Operating profit	64,938	330,983	-	80.4	676,438	190,000	-	61.7
Income before income taxes	57,886	339,245	-	82.9	602,979	180,000	-	62.6
Net income attributable to Canon Inc.	¥33,349	¥214,485	-	84.5	$347,385	¥110,000	-	64.4

Net income attributable to Canon Inc. stockholders per share:
- Basic	¥27.01	¥170.08	-	84.1	$0.28	¥89.11	-	63.8
- Diluted	27.01	170.07	-	84.1	0.28	-		-

	Actual
	As of	As of	Change(%)		As of
	June 30, 2009	December 31, 2008			June 30, 2009

Total assets	¥3,744,669	¥3,969,934	-	5.7	$39,006,969

Canon Inc. stockholders’ equity	¥2,683,183	¥2,659,792	+	0.9	$27,949,823

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.
U.S. dollar amounts are translated from yen at the rate of JPY96=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2009, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2009 Second Quarter in Review
Looking back at the global economy in the second quarter of 2009, conditions continued to be severe. In the United States, despite signs of a slight improvement in exports and consumer spending, capital spending dropped significantly and the economic slowdown continued. In Europe, the economic recession intensified due to declines in capital investment along with depressed consumer spending. Across Asia, while economic conditions for the region overall remained weak, the Chinese economy began showing signs of a turnaround as the economic stimulus measures began taking effect. In Japan, the impact of the worsening global economy continued to be felt, resulting in drops in both exports and capital investment along with flagging consumer spending due to deteriorating employment conditions and other factors.
As for the markets in which Canon operates amid these conditions, within the office imaging products market, demand for network digital multifunction devices (MFDs) decreased in each region, leading to continued sluggish sales for monochrome and color models. In the computer peripherals market, demand was weak for color and low-end laser beam printers, which had been driving recent demand, resulting in a drop below the year-ago level. With regard to inkjet printers, demand continued to decrease for both single-function and multifunction models, resulting in a contraction of the market compared with the same period for the previous year. As for the cameras segment, while demand for digital single-lens reflex (SLR) cameras achieved solid growth, demand for compact digital cameras remained sluggish amid further price declines. In the optical equipment segment, demand dramatically diminished for steppers, utilized in the production of semiconductors, while demand for aligners, used to produce liquid crystal display (LCD) panels, reversed to negative growth due to falling prices of LCD panels. The average value of the yen during the second-quarter was ¥97.19 to the U.S. dollar, a year-on-year appreciation of about ¥7, and ¥132.90 to the euro, a year-on-year appreciation of approximately ¥31.
Net sales for the second quarter totaled ¥793.8 billion (U.S.$8,269 million), a year-on-year decline of 28.2%, mainly due to the effects of significantly reduced sales volumes due to decreased demand for office equipment and other products, a trend that continued from the previous quarter, along with the substantial rise in the value of the yen. Net sales for the six months ended June 30, 2009 decreased by 29.9% to ¥1,480.8 billion (U.S.$15,425 million). Despite the launch of new products and ongoing cost-cutting efforts targeting an improved gross profit ratio, such factors as the appreciation of the yen, reduction in sales volumes and falling product prices led to a 5.5 point decline in the ratio to 43.5% for the quarter and 43.5% for the first six months. Consequently, gross profit decreased by 36.2% to ¥345.5 billion (U.S.$3,599 million) for the quarter and by 38.1% to ¥644.3 billion (U.S.$6,711 million) for the six-month period. Although operating expenses declined by 21.2% owing to a Group-wide effort to thoroughly curtail expenses, operating profit dropped 72.0% to ¥44.9 billion (U.S.$468 million) for the second quarter and 80.4% to ¥64.9 billion (U.S.$676 million) for the combined first and second quarter period. Other income (deductions) deteriorated by ¥21.9 billion (U.S.$228 million), mainly due to currency exchange losses and losses on investments in equity method affiliates. As a result, income before income taxes totaled ¥35.5 billion (U.S.$370 million) for the quarter, a decline of 79.4%, and ¥57.9 billion (U.S.$603 million) for the six months ended June 30, 2009, a decline of 82.9%. Net income attributable to Canon Inc. also recorded a decrease of 85.5% to ¥15.6 billion (U.S.$163 million) for the quarter, and a decrease of 84.5% to ¥33.3 billion (U.S.$347 million) for the six-month period.
Basic net income attributable to Canon Inc. stockholders per share was ¥12.64 (U.S.$0.13), a year-on-year decline of ¥72.88 (U.S.$0.76), while the indicator for the six months ended June 30, 2009 decreased by ¥143.07 (U.S.$1.49) to ¥27.01 (U.S.$0.28).

Results by Product Segment
Looking at Canon’s second-quarter performance by business sector, within the business machines segment, demand for office equipment continued to recede amid the rapid deterioration of economic conditions. With respect to office imaging products, while demand for digital commercial printers remained relatively solid, flagging sales in major regions for network digital MFDs along with the strong yen resulted in a year-on-year decline in sales of 30.6% for the quarter and 30.9% for the first six months of the year. In the field of computer peripherals, shrinking sales stemming from continued regulation of shipment volumes to optimize laser beam printer inventories within the market, combined with the impact of appreciation of the yen, resulted in a 36.3% decrease in second-quarter sales year on year, and a 39.2% decrease for the first and second quarters combined. As for inkjet printers, while the global market remains stagnant, sales volume displayed healthy growth in the Americas, which contributed to a year-on-year increase in sales volume for the segment, although the impact of the yen’s appreciation and falling prices resulted in a 16.1% reduction in sales for the quarter, and 21.2% decrease for the first six months of the year. Consequently, sales for the computer peripherals segment overall dropped by 30.9% year on year for the second quarter, and by 34.6% for the first half of the year. As for business information products, reduced sales of personal computers in the Japanese domestic market and other factors led to a sales decline of 16.0% for the quarter, and of 20.1% for the first six months of the year. Collectively, sales of business machines overall totaled ¥486.0 billion (U.S.$5,062 million), down 30.3% for the quarter, and down 32.5% to ¥937.6 billion (U.S.$9,767 million) for the six months ended June 30, 2009. Operating profit totaled ¥55.1 billion (U.S.$573 million) in the second quarter, falling 60.6% mainly due to the significant decrease in gross profit stemming from the reduction in sales for the quarter, and ¥114.2 billion (U.S.$1,189 million) for the first half, falling 62.3%.
Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel T1i (EOS 500D) and advanced-amateur model EOS 5D Mark II digital SLR cameras continued to enjoy robust sales during the quarter, contributing to growth in sales volume. As for compact digital cameras, although the introduction of four new ELPH (IXUS)-series models and four PowerShot-series models was well received, sales volume overall contracted amid stagnant market conditions. Consequently, along with the impact of the appreciation of the yen, sales for the cameras segment overall declined by 20.7% to ¥246.1 billion (U.S.$2,563 million) for the quarter, and by 22.3% to ¥411.6 billion (U.S.$4,288 million) for the first half of the year. Additionally, operating profit for the sector decreased by 42.0% to ¥38.8 billion (U.S.$404 million) for the quarter, mainly as a result of the drop in sales value coupled with the decline in the gross profit ratio, and declined by 58.6% to ¥46.6 billion (U.S.$486 million) for the first six months of the year.
In the optical and other products segment, sales of steppers remained sluggish due to the worsening of market conditions for memory chips and sales of aligners fell, recording a decline in unit sales compared with the relatively high level of sales volume in the previous year. As a result, second-quarter sales for the segment totaled ¥61.7 billion (U.S.$643 million), a decrease of 37.2%, and ¥131.6 billion (U.S.$1,371 million) for the first six months of the year, a decrease of 32.5%. Operating profit dropped to negative ¥6.4 billion (U.S.$67 million) for the quarter and ¥17.8 billion (U.S.$185 million) for the first half due to the significant drop in sales and other factors.
Cash Flow
In the second quarter of 2009, Canon generated cash flow from operating activities of ¥188.7 billion (U.S.$1,966 million), a decrease of ¥146.9 billion (U.S.$1,530 million) compared with the previous year, mainly reflecting the reduction in consolidated net income. As capital investment was focused on items relevant to introducing new products and achieving cost reductions, cash flow from investing activities totaled ¥218.3 billion (U.S.$2,274 million), a year-on-year decrease of ¥71.2 billion (U.S.$742 million). Accordingly, free cash flow totaled negative ¥29.6 billion (U.S.$309 million), a decrease of ¥75.7 billion (U.S.$788 million) from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥71.4 billion (U.S.$743 million), mainly arising from the dividend payout of ¥67.9 billion (U.S.$707 million). Consequently, cash and cash equivalents decreased by ¥75.6 billion (U.S.$788 million) to ¥603.6 billion (U.S.$6,287 million) from the end of the previous year.

Outlook
As for the outlook for the global economy in the third quarter and thereafter, some positive signs have begun to appear as various economic stimulus packages and financial policies launched at the national level in response to the current global recession have yielded a degree of results with some leading indicators pointing to a bottoming out. Taking into account such future concerns as climbing unemployment rates in developed countries, considerable time will likely be needed before the global economy realizes a turnaround, but conditions are likely to gradually ease off toward the end of the year.
In the businesses in which Canon is involved, demand for network digital MFDs and laser beam printers is projected to remain sluggish for both color and monochrome models due to market reluctance in purchasing office equipment. Demand for inkjet printers and compact digital cameras is expected to remain stagnant for the time being due to the drop in consumer sentiment resulting from the weak economy, whereas demand for digital SLR cameras is expected to remain strong. With respect to steppers, demand is expected to decline significantly as device makers reassess their capital expenditure plans. As for aligners, although demand will likely fall below the year-ago level, it is anticipated to modestly recover due to an expected increase in production by LCD panel manufacturers.
Amid this environment, Canon will introduce competitive new digital-camera and inkjet-printer products along with other products, and strengthen sales of network MFDs through the launch in the second half of the year of a new brand—imageRUNNER ADVANCE—which incorporates a file server to enable sophisticated interaction with personal computers and realizes enhanced performance in networked office environments.
With regard to currency exchange rates for the third quarter onward, on which Canon’s performance outlook for the full year is based, despite the continued uncertainty over future interest rate policies, economic prospects and other factors for major countries, Canon anticipates exchange rates for the period of ¥95 to the U.S. dollar and ¥130 to the euro, representing an appreciation of approximately ¥7 against the U.S. dollar, and about ¥12 against the euro compared with the previous year. Upon taking into consideration first-quarter and second-quarter business results along with current market conditions based on these foreign exchange rate assumptions, Canon now anticipates net sales of ¥3,200.0 billion (U.S.$33,333 million) and operating profit of ¥190.0 billion (U.S.$1,979 million) for the full year, revising its previously announced projections. Full-year projections for income before income taxes and net income attributable to Canon Inc. remained unchanged at ¥180.0 billion (U.S.$1,875 million) and ¥110.0 billion (U.S.$1,146 million), respectively.
Consolidated Outlook

Fiscal year	Millions of yen
	Year ending			Year ended
	December 31, 2009		Change	December 31, 2008	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	¥3,330,000	¥3,200,000	¥(130,000)	¥4,094,161	- 21.8%
Operating profit	180,000	190,000	10,000	496,074	- 61.7%
Income before income taxes	180,000	180,000	-	481,147	- 62.6%
Net income attributable to Canon Inc.	¥110,000	¥110,000	-	¥309,148	- 64.4%

Basic Policy Regarding Profit Distribution
Canon is being more proactive in returning profits to shareholders, mainly in the form of a dividend, taking into consideration planned future investments, free cash flow, and the company’s consolidated business performance. Specifically, Canon’s medium- to long-term objective is to continuously strive to raise its consolidated payout ratio to approximately 30%.
Despite the current harsh environment and reduced profits, the company plans to distribute an interim dividend of ¥55.00 (U.S.$0.57) per share for fiscal 2009, the same amount per share as fiscal 2008, to provide a stable return to shareholders. The year-end dividend, however, has yet to be decided.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES	CONSOLIDATED
II. Financial Statements
1. CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	June 30,	December 31,	Change	June 30,
	2009	2008		2009
ASSETS
Current assets:
Cash and cash equivalents	¥603,565	¥679,196	¥(75,631)	$6,287,135
Short-term investments	27,215	7,651	19,564	283,490
Trade receivables, net	512,858	595,422	(82,564)	5,342,271
Inventories	423,989	506,919	(82,930)	4,416,552
Prepaid expenses and other current assets	263,136	275,660	(12,524)	2,741,000

Total current assets	1,830,763	2,064,848	(234,085)	19,070,448
Noncurrent receivables	14,892	14,752	140	155,125
Investments	86,620	88,825	(2,205)	902,292
Property, plant and equipment, net	1,353,089	1,357,186	(4,097)	14,094,677
Intangible assets, net	122,903	119,140	3,763	1,280,240
Other assets	336,402	325,183	11,219	3,504,187

Total assets	¥3,744,669	¥3,969,934	¥(225,265)	$39,006,969

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥5,193	¥5,540	¥(347)	$54,094
Trade payables	281,360	406,746	(125,386)	2,930,833
Accrued income taxes	18,094	69,961	(51,867)	188,479
Accrued expenses	245,296	277,117	(31,821)	2,555,167
Other current liabilities	146,622	184,636	(38,014)	1,527,312

Total current liabilities	696,565	944,000	(247,435)	7,255,885
Long-term debt, excluding current installments	6,797	8,423	(1,626)	70,802
Accrued pension and severance cost	112,675	110,784	1,891	1,173,698
Other noncurrent liabilities	56,871	55,745	1,126	592,407

Total liabilities	872,908	1,118,952	(246,044)	9,092,792

Equity:
Canon Inc. stockholders’ equity:
Common stock	174,762	174,762	-	1,820,438
Additional paid-in capital	403,926	403,790	136	4,207,563
Legal reserve	54,351	53,706	645	566,156
Retained earnings	2,841,375	2,876,576	(35,201)	29,597,656
Accumulated other comprehensive income (loss)	(234,999)	(292,820)	57,821	(2,447,906)
Treasury stock, at cost	(556,232)	(556,222)	(10)	(5,794,084)

Total Canon Inc. stockholders’ equity	2,683,183	2,659,792	23,391	27,949,823

Noncontrolling interests	188,578	191,190	(2,612)	1,964,354

Total equity	2,871,761	2,850,982	20,779	29,914,177

Total liabilities and equity	¥3,744,669	¥3,969,934	¥(225,265)	$39,006,969

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	June 30,	December 31,		June 30,
	2009	2008		2009
Notes:

1. Allowance for doubtful receivables	¥11,259	¥9,318		$117,281
2. Accumulated depreciation	1,755,596	1,635,601		18,287,458
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(176,987)	(235,968)		(1,843,615)
Net unrealized gains and losses on securities	2,747	1,135		28,615
Net gains and losses on derivative instruments	(183)	1,493		(1,906)
Pension liability adjustments	(60,576)	(59,480)		(631,000)

CANON INC. AND SUBSIDIARIES	CONSOLIDATED
2. CONSOLIDATED STATEMENTS OF INCOME

					Thousands of
Results for the second quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Net sales	¥793,785	¥1,105,894	-	28.2	$8,268,594
Cost of sales	448,320	564,304			4,670,000

Gross profit	345,465	541,590	-	36.2	3,598,594
Operating expenses:
Selling, general and administrative expenses	219,742	285,529			2,288,979
Research and development expenses	80,817	95,908			841,844

	300,559	381,437			3,130,823

Operating profit	44,906	160,153	-	72.0	467,771
Other income (deductions):
Interest and dividend income	1,357	4,773			14,135
Interest expense	(137)	(251)			(1,427)
Other, net	(10,634)	7,928			(110,771)

	(9,414)	12,450			(98,063)

Income before income taxes	35,492	172,603	-	79.4	369,708

Income taxes	17,346	61,304			180,687

Consolidated net income	18,146	111,299			189,021
Less: Net income attributable to noncontrolling interests	2,541	3,458			26,469

Net income attributable to Canon Inc.	¥15,605	¥107,841	-	85.5	$162,552

Note: Consolidated comprehensive income for the three months ended June 30, 2009 and 2008 was JPY 37,400 million (increase) (U.S. $389,583 thousand (increase)) and JPY 163,706 million (increase), respectively.

					Thousands of
Results for the first half	Millions of yen				U.S. dollars
	Six months	Six months			Six months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Net sales	¥1,480,819	¥2,113,432	-	29.9	$15,425,198
Cost of sales	836,540	1,071,977			8,713,958

Gross profit	644,279	1,041,455	-	38.1	6,711,240
Operating expenses:
Selling, general and administrative expenses	425,735	535,009			4,434,739
Research and development expenses	153,606	175,463			1,600,063

	579,341	710,472			6,034,802

Operating profit	64,938	330,983	-	80.4	676,438
Other income (deductions):
Interest and dividend income	2,791	10,966			29,073
Interest expense	(221)	(663)			(2,302)
Other, net	(9,622)	(2,041)			(100,230)

	(7,052)	8,262			(73,459)

Income before income taxes	57,886	339,245	-	82.9	602,979

Income taxes	24,105	117,338			251,094

Consolidated net income	33,781	221,907			351,885
Less: Net income attributable to noncontrolling interests	432	7,422			4,500

Net income attributable to Canon Inc.	¥33,349	¥214,485	-	84.5	$347,385

Note:	Consolidated comprehensive income for the six months ended June 30, 2009 and 2008 was JPY 91,273 million (increase) (U.S. $950,760 thousand (increase)) and JPY 167,466 million (increase), respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. DETAILS OF SALES

Results for the second quarter	Millions of yen				Thousands of U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Business machines:
Office imaging products	¥216,346	¥311,575	-	30.6	$2,253,604
Computer peripherals	251,177	363,652	-	30.9	2,616,427
Business information products	18,466	21,981	-	16.0	192,355

	485,989	697,208	-	30.3	5,062,386
Cameras	246,056	310,416	-	20.7	2,563,083
Optical and other products	61,740	98,270	-	37.2	643,125

Total	¥793,785	¥1,105,894	-	28.2	$8,268,594

	Millions of yen				Thousands of U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Japan	¥173,378	¥218,818	-	20.8	$1,806,021
Overseas:
Americas	225,529	314,785	-	28.4	2,349,260
Europe	239,108	379,508	-	37.0	2,490,708
Other areas	155,770	192,783	-	19.2	1,622,605

	620,407	887,076	-	30.1	6,462,573

Total	¥793,785	¥1,105,894	-	28.2	$8,268,594

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months	Six months			Six months
Sales by product	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Business machines:
Office imaging products	¥413,866	¥599,099	-	30.9	$4,311,104
Computer peripherals	486,385	743,161	-	34.6	5,066,511
Business information products	37,344	46,734	-	20.1	389,000

	937,595	1,388,994	-	32.5	9,766,615
Cameras	411,605	529,411	-	22.3	4,287,552
Optical and other products	131,619	195,027	-	32.5	1,371,031

Total	¥1,480,819	¥2,113,432	-	29.9	$15,425,198

	Millions of yen				Thousands of U.S. dollars
	Six months	Six months			Six months
Sales by region	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Japan	¥342,882	¥446,599	-	23.2	$3,571,688
Overseas:
Americas	401,860	585,449	-	31.4	4,186,042
Europe	449,175	716,624	-	37.3	4,678,906
Other areas	286,902	364,760	-	21.3	2,988,562

	1,137,937	1,666,833	-	31.7	11,853,510

Total	¥1,480,819	¥2,113,432	-	29.9	$15,425,198

Notes:	1. The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines
Computer peripherals : Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners
Business information products : Computer information systems / Document scanners / Personal information products
Cameras : Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders
Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels /
Broadcasting equipment / Medical equipment / Large format printers / Components

2. The principal countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars
	Six months	Six months	Six months
	ended	ended	ended
	June 30, 2009	June 30, 2008	June 30, 2009

Cash flows from operating activities:
Consolidated net income	¥33,781	¥221,907	$351,885
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155,003	163,690	1,614,615
(Gain) loss on disposal of property, plant and equipment	(2,977)	4,452	(31,010)
Deferred income taxes	11,367	2,057	118,406
Decrease in trade receivables	101,401	75,641	1,056,260
(Increase) decrease in inventories	98,766	(55,714)	1,028,813
Increase (decrease) in trade payables	(146,775)	19,430	(1,528,906)
Decrease in accrued income taxes	(52,879)	(43,889)	(550,823)
Decrease in accrued expenses	(40,676)	(33,727)	(423,708)
Increase (decrease) in accrued (prepaid) pension and severance cost	824	(4,811)	8,583
Other, net	30,866	(13,438)	321,520

Net cash provided by operating activities	188,701	335,598	1,965,635
Cash flows from investing activities:
Purchases of fixed assets	(195,449)	(236,641)	(2,035,927)
Proceeds from sale of fixed assets	8,450	4,192	88,021
Purchases of available-for-sale securities	(50)	(7,014)	(521)
Proceeds from sale and maturity of available-for-sale securities	241	4,062	2,510
Increase in time deposits	(20,153)	(204)	(209,927)
Acquisitions of subsidiaries, net of cash acquired	(2,979)	(209)	(31,031)
Purchases of other investments	(10,133)	(44,509)	(105,552)
Other, net	1,741	(9,218)	18,135

Net cash used in investing activities	(218,332)	(289,541)	(2,274,292)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,228	5,866	23,208
Repayments of long-term debt	(3,232)	(3,646)	(33,667)
Decrease in short-term loans	(204)	(2,670)	(2,125)
Dividends paid	(67,897)	(75,663)	(707,260)
Repurchases of treasury stock, net	(18)	(33)	(188)
Other, net	(2,237)	(8,824)	(23,301)

Net cash used in financing activities	(71,360)	(84,970)	(743,333)

Effect of exchange rate changes on cash and cash equivalents	25,360	(39,155)	264,167

Net change in cash and cash equivalents	(75,631)	(78,068)	(787,823)

Cash and cash equivalents at beginning of period	679,196	944,463	7,074,958

Cash and cash equivalents at end of period	¥603,565	¥866,395	$6,287,135

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION
     Not applicable.
6. SEGMENT INFORMATION
(1) SEGMENT INFORMATION BY PRODUCT

					Thousands of
Results for the second quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009

Business Machines
Net sales:
Unaffiliated customers	¥485,989	¥697,208	-	30.3	$5,062,386
Intersegment	-	-		-	-

Total	485,989	697,208	-	30.3	5,062,386

Operating cost and expenses	430,937	557,349	-	22.7	4,488,927

Operating profit	¥55,052	¥139,859	-	60.6	$573,459

Cameras
Net sales:
Unaffiliated customers	¥246,056	¥310,416	-	20.7	$2,563,083
Intersegment	-	-		-	-

Total	246,056	310,416	-	20.7	2,563,083

Operating cost and expenses	207,276	243,557	-	14.9	2,159,125

Operating profit	¥38,780	¥66,859	-	42.0	$403,958

Optical and Other Products
Net sales:
Unaffiliated customers	¥61,740	¥98,270	-	37.2	$643,125
Intersegment	48,470	65,702	-	26.2	504,896

Total	110,210	163,972	-	32.8	1,148,021

Operating cost and expenses	116,627	163,785	-	28.8	1,214,865

Operating profit (loss)	¥(6,417)	¥187		-	$(66,844)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(48,470)	(65,702)		-	(504,896)

Total	(48,470)	(65,702)		-	(504,896)

Operating cost and expenses	(5,961)	(18,950)		-	(62,094)

Operating profit (loss)	¥(42,509)	¥(46,752)		-	$(442,802)

Consolidated
Net sales:
Unaffiliated customers	¥793,785	¥1,105,894	-	28.2	$8,268,594
Intersegment	-	-		-	-

Total	793,785	1,105,894	-	28.2	8,268,594

Operating cost and expenses	748,879	945,741	-	20.8	7,800,823

Operating profit	¥44,906	¥160,153	-	72.0	$467,771

Note:	General corporate expenses of JPY42,509 million (U.S.$442,802 thousand) and JPY46,542 million in the three months ended June 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

					Thousands of
Results for the first half	Millions of yen				U.S. dollars
	Six months	Six months			Six months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009

Business Machines
Net sales:
Unaffiliated customers	¥937,595	¥1,388,994	-	32.5	$9,766,615
Intersegment	-	-		-	-

Total	937,595	1,388,994	-	32.5	9,766,615

Operating cost and expenses	823,439	1,085,956	-	24.2	8,577,490

Operating profit	¥114,156	¥303,038	-	62.3	$1,189,125

Cameras
Net sales:
Unaffiliated customers	¥411,605	¥529,411	-	22.3	$4,287,552
Intersegment	-	-		-	-

Total	411,605	529,411	-	22.3	4,287,552

Operating cost and expenses	364,995	416,826	-	12.4	3,802,031

Operating profit	¥46,610	¥112,585	-	58.6	$485,521

Optical and Other Products
Net sales:
Unaffiliated customers	¥131,619	¥195,027	-	32.5	$1,371,031
Intersegment	89,684	121,917	-	26.4	934,208

Total	221,303	316,944	-	30.2	2,305,239

Operating cost and expenses	239,069	311,427	-	23.2	2,490,302

Operating profit (loss)	¥(17,766)	¥5,517		-	$(185,063)

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(89,684)	(121,917)		-	(934,208)

Total	(89,684)	(121,917)		-	(934,208)

Operating cost and expenses	(11,622)	(31,760)		-	(121,063)

Operating profit (loss)	¥(78,062)	¥(90,157)		-	$(813,145)

Consolidated
Net sales:
Unaffiliated customers	¥1,480,819	¥2,113,432	-	29.9	$15,425,198
Intersegment	-	-		-	-

Total	1,480,819	2,113,432	-	29.9	15,425,198

Operating cost and expenses	1,415,881	1,782,449	-	20.6	14,748,760

Operating profit	¥64,938	¥330,983	-	80.4	$676,438

Note:	General corporate expenses of JPY78,062 million (U.S.$813,146 thousand) and JPY89,837 million in the six months ended June 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

					Thousands of
Results for the second quarter	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009

Japan
Net sales:
Unaffiliated customers	¥202,506	¥252,580	-	19.8	$2,109,438
Intersegment	415,184	606,674	-	31.6	4,324,833

Total	617,690	859,254	-	28.1	6,434,271

Operating cost and expenses	545,801	671,841	-	18.8	5,685,427

Operating profit	¥71,889	¥187,413	-	61.6	$748,844

Americas
Net sales:
Unaffiliated customers	¥220,095	¥311,800	-	29.4	$2,292,656
Intersegment	187	1,360	-	86.3	1,948

Total	220,282	313,160	-	29.7	2,294,604

Operating cost and expenses	218,374	305,558	-	28.5	2,274,729

Operating profit	¥1,908	¥7,602	-	74.9	$19,875

Europe
Net sales:
Unaffiliated customers	¥238,750	¥379,211	-	37.0	$2,486,979
Intersegment	502	1,545	-	67.5	5,229

Total	239,252	380,756	-	37.2	2,492,208

Operating cost and expenses	234,078	376,243	-	37.8	2,438,312

Operating profit	¥5,174	¥4,513	+	14.6	$53,896

Others
Net sales:
Unaffiliated customers	¥132,434	¥162,303	-	18.4	$1,379,521
Intersegment	117,943	222,080	-	46.9	1,228,573

Total	250,377	384,383	-	34.9	2,608,094

Operating cost and expenses	240,985	375,296	-	35.8	2,510,261

Operating profit	¥9,392	¥9,087	+	3.4	$97,833

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(533,816)	(831,659)		-	(5,560,583)

Total	(533,816)	(831,659)		-	(5,560,583)

Operating cost and expenses	(490,359)	(783,197)		-	(5,107,906)

Operating profit (loss)	¥(43,457)	¥(48,462)		-	$(452,677)

Consolidated
Net sales:
Unaffiliated customers	¥793,785	¥1,105,894	-	28.2	$8,268,594
Intersegment	-	-		-	-

Total	793,785	1,105,894	-	28.2	8,268,594

Operating cost and expenses	748,879	945,741	-	20.8	7,800,823

Operating profit	¥44,906	¥160,153	-	72.0	$467,771

Note:	General corporate expenses of JPY42,509 million (U.S.$442,802 thousand) and JPY46,542 million in the three months ended June 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED

(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the first half	Millions of yen				Thousands of U.S. dollars
	Six months	Six months			Six months
	ended	ended	Change(%)		ended
	June 30, 2009	June 30, 2008			June 30, 2009
Japan
Net sales:
Unaffiliated customers	¥416,201	¥501,874	-	17.1	$4,335,427
Intersegment	719,475	1,193,604	-	39.7	7,494,531

Total	1,135,676	1,695,478	-	33.0	11,829,958

Operating cost and expenses	1,029,739	1,330,652	-	22.6	10,726,448

Operating profit	¥105,937	¥364,826	-	71.0	$1,103,510

Americas
Net sales:
Unaffiliated customers	¥391,236	¥581,309	-	32.7	$4,075,375
Intersegment	965	1,698	-	43.2	10,052

Total	392,201	583,007	-	32.7	4,085,427

Operating cost and expenses	390,432	570,535	-	31.6	4,067,000

Operating profit	¥1,769	¥12,472	-	85.8	$18,427

Europe
Net sales:
Unaffiliated customers	¥447,612	¥715,716	-	37.5	$4,662,625
Intersegment	937	2,378	-	60.6	9,760

Total	448,549	718,094	-	37.5	4,672,385

Operating cost and expenses	435,064	700,913	-	37.9	4,531,916

Operating profit	¥13,485	¥17,181	-	21.5	$140,469

Others
Net sales:
Unaffiliated customers	¥225,770	¥314,533	-	28.2	$2,351,771
Intersegment	208,295	386,513	-	46.1	2,169,739

Total	434,065	701,046	-	38.1	4,521,510

Operating cost and expenses	420,583	674,447	-	37.6	4,381,072

Operating profit	¥13,482	¥26,599	-	49.3	$140,438

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥-	¥-		-	$-
Intersegment	(929,672)	(1,584,193)		-	(9,684,082)

Total	(929,672)	(1,584,193)		-	(9,684,082)

Operating cost and expenses	(859,937)	(1,494,098)		-	(8,957,676)

Operating profit (loss)	¥(69,735)	¥(90,095)		-	$(726,406)

Consolidated
Net sales:
Unaffiliated customers	¥1,480,819	¥2,113,432	-	29.9	$15,425,198
Intersegment	-	-		-	-

Total	1,480,819	2,113,432	-	29.9	15,425,198

Operating cost and expenses	1,415,881	1,782,449	-	20.6	14,748,760

Operating profit	¥64,938	¥330,983	-	80.4	$676,438

Note:	General corporate expenses of JPY78,062 million (U.S.$813,146 thousand) and JPY89,837 million in the six months ended June 30, 2009 and 2008, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
     None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	June 30, 2009	December 31, 2008	Change

Subsidiaries	240	245	(5)
Affiliates	16	18	(2)

Total	256	263	(7)

2.	Change in Group Entities

Subsidiaries
Addition:	6 companies
Removal:	11 companies

Affiliates (Carried at Equity Basis)
Addition:	1 company
Removal:	3 companies
3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Securities Exchange (2nd section): Canon Machinery Inc.
JASDAQ: Tokki Corporation, Asia Pacific System Research Co., Ltd.
Osaka Securities Exchange (Hercules): e-System Corporation
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
New Accounting Standard
Canon adopted SFAS 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51” in the first quarter beginning January 1, 2009. Upon the adoption of SFAS 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements including the consolidated statements of cash flows have been reclassified or adjusted to conform to SFAS 160.

Canon Inc.
July 28, 2009
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2009
SUPPLEMENTARY REPORT

  This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2009			2008			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year

Japan
Business machines	129,075	251,735	-	153,984	309,484	607,015	-16.2%	-18.7%	-

Office imaging products	73,313	147,944	-	95,927	194,330	370,901	-23.6%	-23.9%	-
Computer peripherals	44,116	79,738	-	45,175	86,585	184,945	-2.3%	-7.9%	-
Business information products	11,646	24,053	-	12,882	28,569	51,169	-9.6%	-15.8%	-

Cameras	27,805	51,146	-	34,284	67,632	136,791	-18.9%	-24.4%	-

Optical and other products	16,498	40,001	-	30,550	69,483	124,474	-46.0%	-42.4%	-

Total	173,378	342,882	723,300	218,818	446,599	868,280	-20.8%	-23.2%	-16.7%

Overseas
Business machines	356,914	685,860	-	543,224	1,079,510	2,053,004	-34.3%	-36.5%	-

Office imaging products	143,033	265,922	-	215,648	404,769	748,622	-33.7%	-34.3%	-
Computer peripherals	207,061	406,647	-	318,477	656,576	1,269,823	-35.0%	-38.1%	-
Business information products	6,820	13,291	-	9,099	18,165	34,559	-25.0%	-26.8%	-

Cameras	218,251	360,459	-	276,132	461,779	905,156	-21.0%	-21.9%	-

Optical and other products	45,242	91,618	-	67,720	125,544	267,721	-33.2%	-27.0%	-

Total	620,407	1,137,937	2,476,700	887,076	1,666,833	3,225,881	-30.1%	-31.7%	-23.2%

Americas
Business machines	135,767	255,246	-	197,333	391,114	759,864	-31.2%	-34.7%	-

Office imaging products	49,495	93,486	-	81,019	151,898	287,319	-38.9%	-38.5%	-
Computer peripherals	83,191	155,929	-	112,461	231,146	457,816	-26.0%	-32.5%	-
Business information products	3,081	5,831	-	3,853	8,070	14,729	-20.0%	-27.7%	-

Cameras	75,949	121,274	-	103,248	167,514	339,141	-26.4%	-27.6%	-

Optical and other products	13,813	25,340	-	14,204	26,821	55,566	-2.8%	-5.5%	-

Total	225,529	401,860	903,200	314,785	585,449	1,154,571	-28.4%	-31.4%	-21.8%

Europe
Business machines	154,248	309,003	-	257,620	515,385	964,782	-40.1%	-40.0%	-

Office imaging products	72,776	134,356	-	106,645	201,060	364,288	-31.8%	-33.2%	-
Computer peripherals	78,387	168,412	-	146,867	306,103	584,247	-46.6%	-45.0%	-
Business information products	3,085	6,235	-	4,108	8,222	16,247	-24.9%	-24.2%	-

Cameras	77,601	125,635	-	110,325	179,416	333,069	-29.7%	-30.0%	-

Optical and other products	7,259	14,537	-	11,563	21,823	43,549	-37.2%	-33.4%	-

Total	239,108	449,175	986,400	379,508	716,624	1,341,400	-37.0%	-37.3%	-26.5%

Other areas
Business machines	66,899	121,611	-	88,271	173,011	328,358	-24.2%	-29.7%	-

Office imaging products	20,762	38,080	-	27,984	51,811	97,015	-25.8%	-26.5%	-
Computer peripherals	45,483	82,306	-	59,149	119,327	227,760	-23.1%	-31.0%	-
Business information products	654	1,225	-	1,138	1,873	3,583	-42.5%	-34.6%	-

Cameras	64,701	113,550	-	62,559	114,849	232,946	+3.4%	-1.1%	-

Optical and other products	24,170	51,741	-	41,953	76,900	168,606	-42.4%	-32.7%	-

Total	155,770	286,902	587,100	192,783	364,760	729,910	-19.2%	-21.3%	-19.6%

Total
Business machines	485,989	937,595	2,032,700	697,208	1,388,994	2,660,019	-30.3%	-32.5%	-23.6%

Office imaging products	216,346	413,866	814,800	311,575	599,099	1,119,523	-30.6%	-30.9%	-27.2%
Computer peripherals	251,177	486,385	1,142,300	363,652	743,161	1,454,768	-30.9%	-34.6%	-21.5%
Business information products	18,466	37,344	75,600	21,981	46,734	85,728	-16.0%	-20.1%	-11.8%

Cameras	246,056	411,605	907,600	310,416	529,411	1,041,947	-20.7%	-22.3%	-12.9%

Optical and other products	61,740	131,619	259,700	98,270	195,027	392,195	-37.2%	-32.5%	-33.8%

Total	793,785	1,480,819	3,200,000	1,105,894	2,113,432	4,094,161	-28.2%	-29.9%	-21.8%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2009			2008			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year

Business machines
Unaffiliated customers	485,989	937,595	2,032,700	697,208	1,388,994	2,660,019	-30.3%	-32.5%	-23.6%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	485,989	937,595	2,032,700	697,208	1,388,994	2,660,019	-30.3%	-32.5%	-23.6%

Operating profit	55,052	114,156	277,800	139,859	303,038	544,644	-60.6%	-62.3%	-49.0%
% of sales	11.3%	12.2%	13.7%	20.1%	21.8%	20.5%	-	-	-

Cameras
Unaffiliated customers	246,056	411,605	907,600	310,416	529,411	1,041,947	-20.7%	-22.3%	-12.9%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	246,056	411,605	907,600	310,416	529,411	1,041,947	-20.7%	-22.3%	-12.9%

Operating profit	38,780	46,610	97,400	66,859	112,585	187,787	-42.0%	-58.6%	-48.1%
% of sales	15.8%	11.3%	10.7%	21.5%	21.3%	18.0%	-	-	-

Optical and other products
Unaffiliated customers	61,740	131,619	259,700	98,270	195,027	392,195	-37.2%	-32.5%	-33.8%
Intersegment	48,470	89,684	181,300	65,702	121,917	235,690	-26.2%	-26.4%	-23.1%

Total sales	110,210	221,303	441,000	163,972	316,944	627,885	-32.8%	-30.2%	-29.8%

Operating profit	(6,417)	(17,766)	(30,200)	187	5,517	(45,490)	-	-	-
% of sales	-5.8%	-8.0%	-6.8%	0.1%	1.7%	-7.2%	-	-	-

Corporate and Eliminations
Unaffiliated customers	-	-	-	-	-	-	-	-	-
Intersegment	(48,470)	(89,684)	(181,300)	(65,702)	(121,917)	(235,690)	-	-	-

Total sales	(48,470)	(89,684)	(181,300)	(65,702)	(121,917)	(235,690)	-	-	-

Operating profit	(42,509)	(78,062)	(155,000)	(46,752)	(90,157)	(190,867)	-	-	-

Consolidated
Unaffiliated customers	793,785	1,480,819	3,200,000	1,105,894	2,113,432	4,094,161	-28.2%	-29.9%	-21.8%
Intersegment	-	-	-	-	-	-	-	-	-

Total sales	793,785	1,480,819	3,200,000	1,105,894	2,113,432	4,094,161	-28.2%	-29.9%	-21.8%

Operating profit	44,906	64,938	190,000	160,153	330,983	496,074	-72.0%	-80.4%	-61.7%
% of sales	5.7%	4.4%	5.9%	14.5%	15.7%	12.1%	-	-	-

(P)=Projection

3. OTHER INCOME / DEDUCTIONS		(Millions of yen)

	2009			2008			Change year over year
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year	2nd quarter	1st half	Year

Interest and dividend, net	1,220	2,570	3,000	4,522	10,303	18,605	(3,302)	(7,733)	(15,605)
Forex gain / loss	(5,708)	(1,953)	(3,100)	5,462	(5,114)	(11,212)	(11,170)	+3,161	+8,112
Equity earnings / loss of affiliated companies	(6,707)	(12,013)	(15,300)	(1,217)	(1,053)	(20,047)	(5,490)	(10,960)	+4,747
Other, net	1,781	4,344	5,400	3,683	4,126	(2,273)	(1,902)	+218	+7,673

Total	(9,414)	(7,052)	(10,000)	12,450	8,262	(14,927)	(21,864)	(15,314)	+4,927

(P)=Projection

- S2 -

Canon Inc.
4. SALES COMPOSITION BY PRODUCT

	2009			2008
	2nd quarter	1st half	Year (P)	2nd quarter	1st half	Year

Office imaging products
Monochrome copying machines	40%	40%	38%	42%	42%	41%
Color copying machines	38%	37%	37%	37%	37%	37%
Others	22%	23%	25%	21%	21%	22%

Computer peripherals
Laser beam printers	68%	69%	70%	73%	74%	73%
Inkjet printers	31%	30%	29%	26%	25%	26%
Others	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	65%	65%	64%	58%	60%	60%
Others	35%	35%	36%	42%	40%	40%

Cameras
Digital cameras	78%	78%	79%	75%	75%	75%
Video cameras	7%	7%	8%	9%	8%	9%
Interchangeable lenses and others	15%	15%	13%	16%	17%	16%

Optical and other products
Semiconductor production equipment	34%	34%	28%	47%	47%	46%
Others	66%	66%	72%	53%	53%	54%

						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2009
	2nd quarter	1st half	Year (P)

Business machines
Japan	-16.2%	-18.7%	-
Overseas	-25.7%	-26.8%	-

Total	-23.6%	-25.0%	-17.2%

Cameras
Japan	-18.9%	-24.4%	-
Overseas	-10.3%	-9.9%	-

Total	-11.3%	-11.8%	-4.7%

Optical and other products
Japan	-46.0%	-42.4%	-
Overseas	-28.4%	-21.4%	-

Total	-33.9%	-28.9%	-30.8%

Total
Japan	-20.8%	-23.2%	-16.7%
Overseas	-21.1%	-21.7%	-15.0%
Americas	-23.0%	-25.1%	-15.7%
Europe	-24.2%	-23.2%	-15.6%
Other areas	-12.0%	-13.2%	-12.7%

Total	-21.0%	-22.0%	-15.3%

			(P)=Projection

- S3 -

Canon Inc.
6. PROFITABILITY

	2009		2008
	1st half	Year (P)	1st half	Year

ROE *1	2.5%	4.2%	14.5%	11.1%

ROA *2	1.7%	2.8%	9.6%	7.3%

* 1 Based on Net Income attributable to Canon Inc. and Total Canon Inc. stockholders’ equity				(P)=Projection
* 2 Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates					(Yen)
	2009			2008
	1st half	2nd half (P)	Year (P)	1st half	Year

Yen/US$	95.74	95.00	95.33	104.69	103.23
Yen/Euro	127.50	130.00	128.85	160.69	151.46

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)
	2009
	1st half	Year (P)

US$	(48.5)	(98.4)
Euro	(88.8)	(123.7)
Other currencies	(13.3)	(21.4)

Total	(150.6)	(243.5)

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2009
	2nd half (P)

On sales
US$	7.7
Euro	3.1

On operating profit
US$	4.2
Euro	2.3

(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2009		2008
	1st half	Year (P)	1st half	Year
Net cash provided by operating activities	188,701	465,000	335,598	616,684
Net cash used in investing activities	(218,332)	(355,000)	(289,541)	(472,480)
Free cash flow	(29,631)	110,000	46,057	144,204
Net cash used in financing activities	(71,360)	(144,000)	(84,970)	(277,565)
Effect of exchange rate changes on cash and cash equivalents	25,360	4,800	(39,155)	(131,906)
Net change in cash and cash equivalents	(75,631)	(29,200)	(78,068)	(265,267)
Cash and cash equivalents at end of period	603,565	650,000	866,395	679,196
(P)=Projection

*	In connection with the adoption of SFAS No. 160, only the total of “net cash provided by operating activities” will be provided from first-quarter 2009.

- S4 -

Canon Inc.

9. R&D EXPENDITURE					(Millions of yen)
		2009		2008
		1st half	Year (P)	1st half	Year

	Business machines	49,653	-	60,838	123,531
	Cameras	22,146	-	23,628	45,458
	Optical and other products	81,807	-	90,997	205,036

	Total	153,606	310,000	175,463	374,025

%	of sales	10.4%	9.7%	8.3%	9.1%

				(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

				(Millions of yen)

		2009		2008
		1st half	Year (P)	1st half	Year

	Increase in PP&E	133,379	280,000	174,677	361,988
	Depreciation and amortization	155,003	325,000	163,690	341,337

				(P)=Projection

11. INVENTORIES

	(1) Inventories		(Millions of yen)

		2009	2008	Difference

		Jun.30	Dec.31

	Business machines	200,627	234,958	(34,331)
	Cameras	79,490	115,852	(36,362)
	Optical and other products	143,872	156,109	(12,237)

	Total	423,989	506,919	(82,930)

(2) Inventories/Sales*				(Days)

		2009	2008	Difference

		Jun.30	Dec.31

	Business machines	39	34	+5
	Cameras	35	41	(6)
	Optical and other products	199	144	+55

	Total	52	47	+5

	*Index based on the previous six months sales.

12. DEBT RATIO

		2009	2008	Difference

		Jun.30	Dec.31

	Total debt / Total assets	0.3%	0.4%	-0.1%

13. OVERSEAS PRODUCTION RATIO

		2009	2008

		1st half	Year

	Overseas production ratio	36%	39%

14. NUMBER OF EMPLOYEES

		2009	2008	Difference

		Jun.30	Dec.31

	Japan	74,831	72,445	+2,386
	Overseas	90,487	94,535	(4,048)

	Total	165,318	166,980	(1,662)

- S5 -